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Securities and Exchange Commission
100 F Street, N.E.	File No. 040981-0013
Washington, D.C. 20549
Division of Corporation Finance

Attn:	Donald C. Hunt, Attorney-Advisor
Mail Stop 6010

Re:	Avago Technologies Finance Pte. Ltd.
Registration Statement on Form F-4
Filed September 29, 2006
File No. 333-137664
Ladies and Gentlemen:
     On behalf of Avago Technologies Finance Pte. Ltd. (the “Company”), we confirm receipt of the letter dated October 26, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 filed September 29, 2006 (the “F-4”). Enclosed for filing herewith is Amendment No. 1 to the F-4.
     The Company’s responses are as follows. These responses are provided under the same captions as contained in the Staff’s October 26, 2006 letter.
1.	Please provide us with your detailed analysis of the eligibility of registrants incorporated in United States jurisdictions to conduct this offering on Form F-4, citing all authority on which you rely.
The Company supplementally advises the Staff that the parent company, Avago Technologies Finance Pte. Ltd. (“Parent”), is a Singapore company that conducts its operations through thirty-nine subsidiaries (the “Subsidiaries”). Of the Subsidiaries, thirty-four are foreign companies (the “Foreign Subsidiaries”) and five are U.S. corporations (the “U.S. Subsidiaries”). Included among the U.S. Subsidiaries are Avago Technologies U.S. Inc. and Avago Technologies Wireless (U.S.A.) Manufacturing Inc., which are identified in the indentures governing the Notes (the “Indentures”) as subsidiary co-issuers (together, the “Subsidiary Co-Issuers”). All of the Subsidiaries are either guarantors of Parent’s obligations under the Indentures (“Guarantors”) or Subsidiary Co-Issuers, except for a limited number of Subsidiaries which, in the aggregate, are minor in nature.
Parent as well as each of the Subsidiaries was newly-formed solely for the purpose of acquiring the Semiconductor Products Group (“SPG”) business segment of Agilent Technologies, Inc. (“Agilent”) on December 1, 2005, or acquired in that transaction (the “Acquisition”). Prior to the closing of the Acquisition, Agilent conducted the business of SPG principally outside the United States with a significant majority of SPG operations based in Singapore and Malaysia. In the Acquisition, the assets acquired were transferred from the seller to the Subsidiary that would operate such assets. The asset allocation was largely based on the geographical location of the asset acquired and/or the business line to which it related.
The purchase price of the Acquisition was approximately $2,715 million (the “Purchase Price”), and the Company financed the Purchase Price, transaction-related fees and expenses, and its working capital requirements as follows:

Source of Funds	Amount (in millions)
Bank credit	$475.0
Notes	1,000.0
Equity contribution	1,310.0

Total	$2,785.0

The Purchase Price was disbursed among the Subsidiaries to permit each Subsidiary to pay for the assets to be acquired by it, provide for ongoing working capital, and pay transaction expenses.
The most prevalent structure for unsecured notes such as those issued by the Parent and registered on the F-4 would be for the Parent to be the obligor and for all or substantially all of the Subsidiaries to be guarantors of that obligation. The intended result of this structure, from the perspective of the investor, is that the investor is assured that each significant subsidiary is obligated, jointly and severally and unconditionally, to satisfy the debt obligations under the applicable indenture. The Avago offering achieved the same economic result (that is, substantially all of the Subsidiaries support the credit obligations of Parent) by having substantially all the Subsidiaries act as Guarantors and to also identify two Subsidiaries as Subsidiary Co-Issuers.

November 15, 2006

Each of the two Subsidiary Co-Issuers has relatively insignificant assets (measured against the Purchase Price and the principal amount of the Notes). They were designated as co-issuers for tax purposes to facilitate the allocation of a portion of the debt associated with the Notes to these companies. However, and as further discussed below, the Subsidiary Co-Issuers, like the Guarantors, are jointly and severally and unconditionally obligated to pay the obligations under the Notes and the Company believes that any investor, particularly the institutional investors which originally purchased the Notes as well as any subsequent institutional investor, will not see a material difference as between the two structures. As an economic matter, each structure provides that the investor has access to the full creditworthiness of Parent and each significant Subsidiary in order to assure repayment of the indebtedness represented by the Notes.
In determining to file the registration statement for the exchange offers on Form F-4, the Company considered the following factors:
•	The Parent and the Foreign Subsidiaries received the substantial majority of the proceeds from the issuance of the Notes. Of the $1,000 million principal amount of Notes used to finance a portion of the Purchase Price, an aggregate of $775 million, or 78%, was allocated to the Parent and the Foreign Subsidiaries and the following amounts of proceeds were allocated to the U.S. Subsidiaries:

U.S. Subsidiary	Amount (in millions)	Percent
Avago Technologies U.S. Inc. (Subsidiary Co-Issuer)	$75.0	7.5%
Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (Subsidiary Co-Issuer)	150.0	15.0%

Avago Technologies Sensor (U.S.A.) Inc.	—	—
Avago Technologies U.S. R&D Inc.	—	—
Avago Technologies Wireless (U.S.A.) Inc.	—	—
In short, the U.S. Subsidiaries were not the principal beneficiaries of the offering of the Notes either individually or collectively. The substantial majority of the funds raised were used to capitalize foreign companies. The U.S. Subsidiary Co-Issuers and Guarantors are not the primary reason for the offering, which is being made by foreign companies with foreign assets.

•	The Parent and the Foreign Subsidiaries own a substantial majority of the Company’s consolidated assets. Of the Purchase Price, an aggregate of $2,279.6 million, or 84%, was allocated to assets acquired by the Parent and the Foreign Subsidiaries and the following amounts were allocated to assets acquired by the U.S. Subsidiaries:

U.S. Subsidiary	Amount (in millions)	Percent
Avago Technologies U.S. Inc. (Subsidiary Co-Issuer)	$129.0	4.8%
Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (Subsidiary Co-Issuer)	252.2	9.3%

Avago Technologies Sensor (U.S.A.) Inc.	—	—
Avago Technologies U.S. R&D Inc.	43.1	1.6%
Avago Technologies Wireless (U.S.A.) Inc.	11.1	0.4%
The Subsidiary Co-Issuers conduct sales and marketing and administration of the U.S. operations, own the Company’s sole U.S. production facility (all other production is located overseas), and conduct a portion of the research and development of the Company that is conducted in the United States.

November 15, 2006

•	The Parent and the Foreign Subsidiaries generate a substantial majority of the Company’s net revenue. The Company generated $1,073 million of net revenue in the nine months ended July 31, 2006, of which $236 million, or approximately 22%, was generated through sales by the U.S. Subsidiaries, and the balance, or approximately 78%, was generated by the Foreign Subsidiaries.

•	From the perspective of an investor, the obligations of the Co-Issuers under the Indentures are the same as the obligations of the Guarantors under the Indentures. From the perspective of an investor in the Notes, particularly the institutional investors that purchased the Notes in the 144A transaction and will be asked to exchange notes in the A/B exchange offers, the obligations of the Subsidiary Co-Issuers and the Guarantors are the same. The Indentures provide that each of the Subsidiary Co-Issuers is, with Parent, jointly and severally obligated under the Indentures and the related Notes. Similarly, each Guarantor is jointly and severally irrevocably obligated to provide for the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all of the obligations of the Parent and the Subsidiary Co-Issuers under the Indentures and the related Notes. By their express terms, the guaranties apply irrespective of the validity or enforceability of the Indentures or the Notes.

In addition, the Indentures provide that each Subsidiary Co-Issuer and each Guarantor may be released altogether from its obligations under the Indentures under certain circumstances, including, for example, upon the sale of the capital stock of such Subsidiary or the proper designation of such Subsidiary as an “unrestricted subsidiary” for purposes of the Indentures. Neither of the foregoing release provisions applies to Parent.

Accordingly, the Company believes that the Subsidiary Co-Issuers and the Guarantors each provide the investor with the same rights to access the creditworthiness of each of Parent’s significant Subsidiaries.
•	The Treatment of the Subsidiary Co-Issuers in the Form F-4 is Consistent with Applicable Precedent. For purposes of the federal securities laws, including Rule 140, under the Securities Act of 1933, co-issuer status is not established unless a majority or at least a substantial portion of the proceeds of any offering is directed to such affiliated entity. This has not occurred and will not occur in connection with the Avago transaction. We note that the Office of International Corporate Finance has orally advised that Form F-4 is the proper form where the parent issuer is a foreign private issuer and a significant majority of the consolidated assets are located in foreign countries, but the group includes one or more U.S. subsidiary co-issuers or guarantors. We have identified twenty-six instances in the past three years in which Exxon Capital exchange offers were completed by foreign private issuers with additional registrants, either as guarantors or co-issuers, that were incorporated in the United States, of which twenty-one, or 81%, were registered on Form F-4.
Given that the amount of proceeds received, assets owned and revenues generated by the Subsidiary Co-Issuers and the other U.S. Subsidiaries is not significant relative to the total, the substantially similar obligations of all of the Subsidiaries under the Indentures, and the prior guidance of OICF, the Company respectfully submits that the registration of the exchange offers on Form F-4, as is commonly done with domestic subsidiary guarantors, is appropriate.

November 15, 2006

2.	We note that you are registering the transactions in reliance on the position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988), Shearman & Sterling, SEC No-Action Letter (July 2, 1993), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991). Accordingly, with the next amendment, please submit via Edgar a letter (1) stating that you are registering the exchange offer based on the staff’s position in such letters and (2) including the representations substantially in the form set forth in the Morgan Stanley letter and the Shearman & Sterling letter.
The Company advises the Staff that the Company is registering the exchange offers based on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988), Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991). The Company represents as follows:
•	The Company has not entered into any arrangement or understanding with any person, including, without limitation, any broker-dealer, to distribute the securities to be received in the exchange offers.

•	To the best of the Company’s information and belief, each person participating in the exchange offers is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offers.

•	The Company will make each person participating in the exchange offers aware that any broker who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such outstanding notes pursuant to the exchange offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

•	The Company will include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offers a provision that, if the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding notes pursuant to the exchange offers.
Prospectus Cover Page
3.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms the following:
•	The offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).

•	The expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

November 15, 2006

4.	Please tell us how you intend to comply with both the above 20-business day rule and the 360-day agreement mentioned in the first paragraph on page 85.

The Company currently anticipates completing the exchange offers in January 2007. Accordingly, the Company expects to pay an immaterial amount of additional interest under the provisions of the Registration Rights Agreement with the initial purchasers. The Company advises the Staff that, as disclosed in the F-4, such additional interest will accrue on the principal amount of the notes at a rate of 0.25% per annum commencing on the 361st day after the original issue date of the notes and terminating upon completion of the exchange offers.
Capitalization, page 37
5.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

The Company has revised the F-4 to remove the caption relating to cash and cash equivalents from the “Capitalization” section.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Combined Nine Months Ended July 31, 2006 Compared to Predecessor’ Nine Months Ended July 31, 2005 page 44
6.	We note you are presenting combined results for the nine months ended July 31, 2006 with those of Predecessor for the month of November 2005 and you indicate that these amounts are “not in accordance with U.S. GAAP.” Please tell us the purpose of this presentation and how it complies with the requirements of Item 310 of Regulation S-K. In addition, tell us why the Successor amounts were not provided for the eight month period ended July 31. Clarify why you believe this presentation is appropriate considering that you state that the periods presented are not comparable.

The Company supplementally advises the Staff that the combined results for the nine months ended July 31, 2006, which consist of the results of the predecessor for the one month ended November 30, 2005 and the results of the Company for the nine months ended July 31, 2006, are presented because the Company believes that this is the most appropriate presentation in order to facilitate a meaningful comparison of the relevant periods. From inception through November 30, 2005, the Company had no revenues, cost of goods sold, research and development expenses or significant operating activities. During this period, the sole activities of the Company were those undertaken in connection with the preparation for the consummation of the acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. Accordingly, the Company’s statement of operations for the nine months ended July 31, 2006 represents, in substance, operations for the eight months ended July 31, 2006. To enable investors to compare the operating results of two similar periods, the Company combined its results for the nine months ended July 31, 2006 with the predecessor results for the one month ended November 30, 2005 for purposes of comparing such nine month

November 15, 2006

results to the results of its predecessor for the nine months ended July 31, 2005. As disclosed in the F-4, however, the periods are not fully comparable because of, among other things, the change in historical carrying value or basis of assets and liabilities that resulted from the Company’s acquisition of the SPG business segment of Agilent and the various costs allocated to the predecessor by its parent compared to the actual costs incurred by the Company as it operated on a stand alone basis post acquisition. Despite these differences, the Company believes that it is a more meaningful comparison for investors to compare revenues and costs for the nine months ended July 31, 2006 (including one month of predecessor) to predecessor’s results for the nine months ended July 31, 2005 than comparing an eight month operating period to a nine month operating period. Additionally, to the extent that such differences are material to its results of operations, the Company has included a discussion of their impact in the period to period comparison.
The reference to “these amounts are not in accordance with US GAAP” was meant to convey that adding the predecessor results to the post acquisition results is not allowed under US GAAP and, therefore, it was not done in the financial statements. As discussed above, however, the Company believes that for analytical purposes such a presentation is helpful for investors understanding of the results of the business.
The Company has enhanced the disclosure on page 44 to more clearly articulate the basis of presentation used for comparison purposes.
7.	We reference the discussion on page 45 that “excluding the Camera Module Business, net revenue increased by $141 million.” Please clarify how net revenue increased excluding this business.

The Company supplementally furnishes the Staff with the following table reconciling the amounts set forth in the referenced disclosure:

	(in millions)
Net revenue from continuing operations for the combined nine months ended July 31, 2006 (per the table on page F-45)		$1,198
Net revenue from continuing operations for the predecessor nine months ended July 31, 2005 (per the table on page F-45)	$1,126
Less: net revenue of continuing operations of Camera Module Business for the nine months ended July 31, 2005 (page F-45)	69

Net revenue of continuing operations for the predecessor nine months ended July 31, 2005, excluding Camera Module Business		$1,057

Increase of net revenue from continuing operations for the combined nine months ended July 31, 2006 as compared to the nine months ended July 31, 2005, excluding Camera Module Business		$141

     The Company has revised the referenced disclosure to clarify the foregoing.
Liquidity and Capital Resources, page 48

November 15, 2006

8.	We see disclosures on page 32 that you have no operations of your own and the ability of your subsidiaries to make dividend and other payments to you may be subject to limitations. Please expand the disclosures in Management’s Discussion and Analysis related to these restrictions to include discussions of the actual or expected impact of these restrictions on your liquidity and capital resources. Also, revise the filing to include a Schedule I (see Rule 4-08(e)(3), Rule 5-04.c and Rule 12-04 of Regulation S-X) or tell us why Schedule I is not required.

In response to the Staff’s comment, the Company has reviewed the ability of its subsidiaries to make dividend and other payments to the Company. Based on this review, the Company has revised the F-4 to delete the portion of the referenced risk factor disclosure referring to restrictions on the ability of the Company’s subsidiaries to make these payments under applicable local law, taxation and monetary transfer restrictions.
Resales of Exchange Notes, page 86
9.	Please clarify that no-action letters are interpretations of SEC staff.

The Company has revised the referenced disclosure to clarify that no-action letters are interpretations of the Staff.
Expiration Date: Extensions, Amendments, page 87
10.	Please clarify how all potential delays referenced in the first bullet point on page 87 will be consistent with Rule 14e-1(c).

The Company has revised the referenced disclosure to clarify that the Company will at all times comply with applicable securities laws, including the Company’s obligation to issue the exchange notes or return the outstanding notes deposited by or on behalf of security holders promptly after expiration or withdrawal of the exchange offers.

11.	We note your reservation of right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days will remain in the offer following notice of the material change.

The Company has revised the referenced disclosure to indicate that that in the event of a material change in the terms of any exchange offer, including the waiver of a material condition, the Company will extend the applicable offer period if necessary so that at least five business days remain in the applicable exchange offer following notice of the material change.
Acceptance of Exchange Notes, page 90
12.	We note the disclosure in the first paragraph of this section regarding the issuance of exchange notes following acceptance. Please revise your disclosure to state that you will issue the exchange notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

November 15, 2006

The Company has revised the referenced disclosure to state that the Company will promptly after expiration of the exchange offers issue exchange notes for outstanding notes that the Company has accepted for exchange.
13.	Similarly, revise the last full paragraph on Page 92 to remove any implication that the notes may be returned any later than promptly after expiration or termination of the offer.

The Company has revised the referenced disclosure in response to the Staff’s comment.
Tax Consequences, page 213
14.	Please unequivocally state what the tax consequences are, not merely what the consequences “should” or are “likely” to be as mentioned on page 214. If you are unable to make an unequivocal statement, please disclose the degree of and reasons for the uncertainty, the possible outcomes and the risks to investors.

The Company has revised the referenced disclosure in response to the Staff’s comment.

15.	Please tell us why you have not filed a tax opinion.

The Company has not filed a tax opinion as an exhibit to the F-4 because it believes the tax aspects of a standard Exxon Capital “A/B” exchange offer to be broadly and well understood by investors and do not raise any material tax issues. The Company also respectfully notes that based on its review of comparable filings, the overwhelming practice is consistent with this position.
Financial Statements, page F-1
16.	Please update the financial statements, if necessary, as required by Item 8.A.4. of Form 20-F.

The Company undertakes to update the financial statements, if necessary, as required by Item 8.A.4. of Form 20-F.

17.	Include updated accountants’ consents with all amendments to the filing.

The Company undertakes to include updated accountants’ consents with all amendments to the F-4.

November 15, 2006

Consolidated Statements of Invested Equity — Predecessor, Page F-7
18.	Please revise to include a statement of invested equity for fiscal 2004 in accordance with Item 8 of Form 20-F.

The Company undertakes to update the financial statements to include the required statement of invested equity in accordance with Item 8 of Form 20-F when the Company files an amendment to the Registration Statement.
Note 1. Overview and Basis of Presentation, page F-8
19.	We note that although the Successor’s eight month fiscal period ended July 31, 2006, you present consolidated statements of operations, cash flows and shareholder’s equity for the nine months ended July 31, 2006 for ease of presentation. You also indicate that these nine months represent operations since acquisition (eight months).
•	Tell us why management believes such presentation is appropriate and how it complies with the requirements of Article 3 of Regulation S-X.

•	In addition, please have your auditors explain why they believe that the audit report, opining on the statements of operations, shareholder’s equity and cash flows for the nine month period ended July 31, 2006, although the actual period is different, is appropriate and complies with Article 2 of Regulation S-X and PCAOB standards
The Company respectfully submits that the reference to the nine months in the financial statements is accurate since the Company was incorporated (as disclosed in the Overview section of Note 1) in September 2005 and its fiscal year begins on November 1. From inception through November 30, 2005, the Company had no revenues, cost of goods sold, research and development expenses or significant operating activities. During this period, the sole activities of the Company were those undertaken in connection with the preparation for the consummation of the acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. The Company also believes that the financial statements are not misleading in referring to the nine months because the F-4 disclosure clearly states that the Company’s substantive operating activities began as of the acquisition date on December 1, 2005. In determining the period to refer to in the financial statements, the Company referred to Rule 3-02 of Regulation S-X as guidance, which provides that “[t]here shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessors) has been in existence.”

November 15, 2006

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has advised the Company that references in its audit report for the nine month period ended July 31, 2006 are appropriate for the reasons set forth in the prior paragraph.
Note 2. Inventory, page F-9
20.	Please tell us why inventory did not change from October 31, 2005 through July 31, 2006.

The Company supplementally advises the Staff that the fact that total inventory was $178 million as of each of October 31, 2005 and July 31, 2006 was a coincidence and that the make-up of the inventory as between finished goods, WIP and raw materials did fluctuate as described in Note 5. The Company concluded that the changes in the components of inventory levels were not significant and did not merit further discussion.
Note 3. The Acquisition, page F-13
21.	Please tell us the significant difference between goodwill and amortization intangible assets included in the purchase price allocation on page F-14 and the amounts in the consolidated balance sheets and in Note 6 on page F-18.

The Company supplementally advises the Staff that the significant difference between goodwill and amortizable intangible assets included in the purchase price allocation on page F-14 and the amounts in the consolidated balance sheets and in Note 6 on page F-18 represents the goodwill and amortizable intangible assets related to the divestiture of the Printer ASICs Business. In addition, the amortizable intangible assets in the consolidated balance sheet at July 31, 2006 was net of the accumulated amortization. The reconciliations, in total, are presented below:

Goodwill
(in millions)
Balance as of July 31, 2006 (per consolidated balance sheet on page F-5 and in Note 6 on page F-18)	$116
Add back: goodwill associated with divestiture of Printer ASICs business	77

Balance per the purchase price allocation on page F-14	$193

Intangibles
Balance as of July 31, 2006 (per Note 7 on page F-19 - gross carrying amount)	$1,095
Add back: intangibles associated with divestiture of Printer ASICs business (gross carrying amount)	138

Total balance of purchased technology, customer and distributor relationships and order backlog per the purchase price allocation on page F-14	$1,233

November 15, 2006

Item 21. Exhibits and Financial Statement Schedules
22.	Please file a form of the letter of transmittal.

The Company has included the forms of letter of transmittal, letter to brokers, dealers, commercial banks, trust companies and other nominees, letter to clients and notice of guaranteed delivery as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to the F-4.
Signatures
23.	Please provide all of the required signatures for each registrant. See Instruction 1 to the Signature page of Form F-4. We note, for example, that the signature pages appearing on the pages II-30, II-32, II-34, II-35, II-38, II-39 and II-42 do not indicate whether they have been executed by all individuals required by Instruction 1.

The Company has revised the signature pages for certain of the registrants in response to the Staff’s comment and confirms that the signature pages for all registrants have been executed by all individuals required by Instruction 1.
     Should the Staff have any questions regarding these responses or require further information, please contact the undersigned at (650) 463-2643 or William Davisson of this firm at (650) 463-2660.
Very truly yours,

/s/ Anthony J. Richmond
Anthony J. Richmond
of LATHAM & WATKINS LLP

cc:	Avago Technologies Finance Pte. Ltd.